
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 29, 2008

Lawrence C. Yarberry
Executive Vice President and Chief Financial Officer
Pacer International, Inc.
2300 Clayton Road, Suite 1200
Concord, CA 94520

> **Re:** **Pacer International, Inc.**
> **Form 10-K for the fiscal year ended December 28, 2007**
> **Filed February 19, 2008**
> **Schedule 14A**
> **Filed March 12, 2008**
> **File No. 000-49828**

Dear Mr. Yarberry:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Schedule 14A</u>

<u>Executive Compensation</u>
<u>Compensation Discussion and Analysis, page 20</u>

1. We note that you benchmark against other companies. In the future, to the extent the Compensation Committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee's determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings.

2. In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel